Exhibit 4.24

FOURTH AMENDMENT TO MASTER JOINT VENTURE AGREEMENT

The following parties appear:

(a)	Quiñenco S.A. (“Quiñenco”), a company duly incorporated and validly existing under the laws of the Republic of Chile, represented for these purposes by its Chief Executive Officer, Mr. Francisco Pérez Mackenna, and by its Legal Manager, Mr. Rodrigo Hinzpeter Kirberg;

(b)	Citigroup Inc., a company duly incorporated and validly existing under the laws of the State of Delaware, United States of America, represented for these purposes by Mr. Julio Figueroa;

(c)	Citibank Overseas Investment Corporation (“COIC”, together with Citigroup Inc., jointly “Citigroup”, and Citigroup together with Quiñenco, the “Parties”), a company duly incorporated and validly existing under the Federal Reserve Act of the United States of America, represented for these purposes by Mr. Michael Brisgone;

By this instrument, the Parties agree to the following amendment (the “Fourth Amendment”) to the Master Joint Venture Agreement entered into on July 19, 2007, as amended by private instruments dated December 19, 2008, March 4, 2010, and January 9, 2014 (the latter, the “Third Amendment” and collectively, the “Framework Agreement”), it being understood that capitalized terms used in this Fourth Amendment, unless otherwise indicated, shall have the meanings ascribed to them in the Framework Agreement.

Section One

It is hereby acknowledged that, by Resolutions No. 1378 and No. 1379 of the Superintendency of Banks and Financial Institutions, dated May 13, 2019, the dissolution of Sociedad Matriz del Banco de Chile S.A. (“SM Chile”) and its subsidiary Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”) was confirmed, pursuant to the sixth paragraph of Article 26 of Law No. 19,396. Accordingly, it is acknowledged that LQIF’s participation in Banco de Chile is direct, and all references in the Master Joint Venture Agreement to SM Chile and SAOS are deleted, including the following amendments:

Section Amended	Amendment
Background, No. II	Replaced in its entirety with: “Quiñenco, through LQIF, controls Banco de Chile and, through the Financial Subsidiaries of Quiñenco, engages in the provision of Financial Businesses and Services.”

Clause One, subsection (a)	Deletion of: (a) the defined term “SAOS” and its definition; (b) the defined term “SM Chile” and its definition; (c) references to SM Chile from the definition of “Tender Offer (OPA)”; and (d) references to SM Chile and SAOS from the definition of “Quiñenco Financial Subsidiaries”.

Clause Three, subsection (a)	Deletion of references to SM Chile, it being recorded that the Parties’ participation in Banco de Chile is directly through LQIF (and its subsidiary, Inversiones LQ SM).

Clause Three, subsection (i)	Deletion of references to SM Chile, and thus it no longer being considered as a “Chilean Company of the Association”.

Clause Three, subsection (j)	Deletion of references to SM Chile.

Clause Three, subsection (k)	Deletion of references to SM Chile, recording that the right in favor of Citigroup applies exclusively to Banco de Chile.

Clause Eight, subsection (b)	Deletion in full of paragraph (ii) “Board of Directors of SM Chile”, which is replaced with the words “Intentionally left blank”.

Clause Eight, subsection (e)	In paragraph (i), deletion of the final phrase “and it shall not apply if a higher dividend distribution were required in order to comply with the obligations of SM Chile and SAOS to the Central Bank of Chile pursuant to the agreement entered into under Law No. 19,396, as amended, in connection with the subordinated obligation.” Following “pursuant to Chilean regulations”.

Clause Two

Numeral (iii) of subsection (b) of Clause Eight 1 is replaced in its entirety with the following text:

“(iii) Board of Directors of Banco de Chile: With nine (9) members. The majority of the principal directors shall be appointed by Quiñenco through LQIF and Citigroup shall have the right to require LQIF to appoint two (2) principal directors of Banco de Chile and, if Citigroup reaches fifty percent (50%) of the shares of LQIF, four (4) principal directors, in all cases excluding those appointed by minority shareholders, if any. In all cases, it is understood that if minority shareholders appoint one or more principal directors, the number of directors that Citigroup is entitled to propose shall be correspondingly reduced; provided, however, that Citigroup shall in all events be entitled to either (y) one (1) principal director, corresponding to the sixth principal director that LQIF may elect, or (z) if it is not possible to elect a sixth principal director proposed by Citigroup in accordance with this clause, two (2) alternate directors. In order to maximize the number of directors proposed by Citigroup who may be elected within the parameters of the preceding sentence, Quiñenco undertakes to cause LQIF to take steps to obtain proxies from third parties and to allocate such proxies, together with discretionary votes received, to the election of such Citigroup-proposed directors. Until a principal director proposed by Citigroup has been elected, the Parties agree that LQIF shall use its best efforts to ensure that it may once again appoint at least six (6) principal directors (it being understood that LQIF shall not be required to increase the number of shares it controls, directly or indirectly). Once at least one individual proposed by Citigroup has been elected as a principal director, Quiñenco shall promote the appointment of the Chairman of the Board from among the directors proposed by it, and the Vice-Chairman shall be a director appointed by Citigroup.”

[1]	Amended pursuant to the Third Amendment.

Clause Three

Numeral (vii) of subsection (b) of Clause Eight2 is amended by replacing the last sentence of the first paragraph with the following:

“Notwithstanding the foregoing, while LQIF is unable to appoint at least six (6) principal directors of Banco de Chile, LQIF shall submit to the Shareholders’ Meeting of Banco de Chile, as candidates for alternate directors, individuals proposed by Citigroup.”

Clause Four

The amendment to Clause One shall take effect as of this date. The amendments to Clauses Two and Three shall take effect on the same date on which the amendment to the bylaws of Banco de Chile becomes effective, pursuant to which the number of directors is reduced to nine (9) principal directors and two (2) alternate directors.

Except as expressly amended by this Fourth Amendment, the Framework Agreement remains unmodified and in full force and effect. This Fourth Amendment supersedes and renders without effect any notice, communication, or correspondence among the Parties relating to its subject matter issued prior to this Fourth Amendment.

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[2]	Amended pursuant to the Third Amendment.

IN WITNESS THEREOF, the Parties execute this Fourth Amendment as of November 5, 2025.

QUIÑENCO S.A.

By:	/s/ Francisco Pérez M.
Francisco Pérez M.

By:	/s/ Rodrigo Hinzpeter K.
Rodrigo Hinzpeter K.

CITIGROUP INC.

By:	/s/ Julio Figueroa
Julio Figueroa

CITIBANK OVERSEAS INVESTMENT CORPORATION

By:	/s/ Michael Brisgone
Michael Brisgone

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